

October 26, 2023

Domenic Fontana
Chief Financial Officer
Good Gaming, Inc.
415 McFarlan Road, Suite 108
Kennett Square, PA 19348

      Re: Good Gaming, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          File No. 000-53949

Dear Domenic Fontana:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page 20

1.   We note the Report of your Independent Registered Public Accounting Firm does not opine on the financial statements at and for the year ended December 31, 2021. Please amend your Form 10-K to include a revised opinion from Victor Mokuolu, CPA PLLC. Also, considering the Form 10-K is forward incorporated into your Form S-8, ensure that your amendment includes a consent from your independent registered public accounting firm.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology